UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________ to ___________

Commission File Number 1-8777

Virco Mfg. Corporation 401(k) Plan
(formerly Employee Stock Ownership Plan)

Virco Mfg. Corporation

2027 Harpers Way
Torrance, California 90501

INTRODUCTION

Virco Mfg. Corporation, a Delaware corporation, has established the 401(k) Plan (formerly Employee Stock Ownership Plan) (the Plan). The Plan includes a cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

REQUIRED INFORMATION

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. Financial statements and exhibits

(a)	Financial statements:

Financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.

(b)	Exhibits:

Consent of Independent Auditors

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Auditors	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11
Exhibit
Consent of Independent Auditors	12

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2002, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation 401(k) Plan

Date: June 26, 2003	By	/s/ Robert A. Virtue

Robert A. Virtue Vice President – Finance

/s/ Bassey Yau

Bassey Yau Corporate Controller

Report of Independent Auditors

Virco Mfg. Corporation
as Plan Administrator of the
Virco Mfg. Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan (formerly Employee Stock Ownership Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Long Beach, California
May 30, 2003

Virco Mfg. Corporation 401(k) Plan
(formerly Employee Stock Ownership Plan)

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments, at fair value:
Interest-bearing cash	$48,784	$105,423
Mutual funds	7,379,217	6,308,209
Common stocks	5,714,744	6,191,860
Participant loans	630,053	403,725

	13,772,798	13,009,217
Participants’ contributions receivable	17,557	–

Total assets	13,790,355	13,009,217
Liabilities
Payable to Virco Mfg. Corporation	–	444,231

Total liabilities	–	444,231

Net assets available for benefits	$13,790,355	$12,564,986

See accompanying notes.

Virco Mfg. Corporation 401(k) Plan
(formerly Employee Stock Ownership Plan)

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31

	2002	2001

Additions to net assets attributed to:
Participant contributions	$2,371,138	$2,273,339
Earnings (losses) on investments:
Interest and dividends	160,893	173,848
Net (depreciation) appreciation in fair value	(578,323)	155,798

Total additions	1,953,708	2,602,985
Deductions from net assets attributable to:
Benefits paid to participants	728,339	2,120,098
Interest expense	–	37,919

Total deductions	728,339	2,158,017

Net increase	1,225,369	444,968
Net assets available for plan benefits:
Beginning of year	12,564,986	12,120,018

End of year	$13,790,355	$12,564,986

See accompanying notes.

Virco Mfg. Corporation 401(k) Plan
(formerly Employee Stock Ownership Plan)

Notes to Financial Statements

December 31, 2002

1. Plan Description

Virco Mfg. Corporation (the Company) established the Virco Mfg. Corporation Employee Stock Ownership Plan (the Plan) effective as of April 1, 1993, as a leveraged employee stock ownership plan (ESOP). The Plan was designed to comply with Section 4975 (e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is an employee stock ownership plan with a 401(k) cash or deferred arrangement provision. The portion of the Plan that is a cash or deferred arrangement is intended to constitute a plan described in ERISA section 404(c) to the extent amounts are invested in assets or funds other than Company stock. The Plan is administered by a Plan Committee comprising at least two persons appointed by the Company’s Board of Directors.

Effective January 1, 2002, the Company amended and renamed the Plan the Virco Mfg. Corporation 401(k) Plan. Under the amended Plan, the leveraged feature which allowed the Plan to obtain advances from the bank to purchase Company common stock was discontinued. While the Plan continues to offer the Company common stock as one of the investment options, the amended Plan no longer operates as a leveraged employee stock ownership plan.

The Plan’s assets were held by U.S. Trust Company of California (U.S. Trust) until September 30, 2001. Effective October 1, 2001, the Company changed its trustee from U.S. Trust to Security Trust Company (Security Trust) and all the Plan’s assets were transferred to Security Trust subsequent to September 30, 2001. Contributions are held and managed by Security Trust, which invests cash received, interest and dividend income, and makes distributions to participants.

Employees of the Company are eligible to participate if they have attained at least 18 years of age and have completed six months of eligible service providing they worked at least 500 hours during such plan year. Eligible employees may defer from 1% to 15% of basic compensation on a before-tax basis, limited to $11,000 and $10,500 in 2002 and 2001, respectively; however, the maximum monthly contribution percentage decreases for highly compensated employees. Contributions are held by Security Trust in a Cash and Cash Equivalents Account (a market rate account which earns interest) until receipt of instructions from the Plan Administrator on how to allocate the contributions among the investment funds. No current income tax liability accrues to the participants in connection with Company contributions, interest, dividends or capital gains (losses) realized by the Plan.

Virco Mfg. Corporation 401(k) Plan
(formerly Employee Stock Ownership Plan)

Notes to Financial Statements(continued)

1. Plan Description (continued)

Distributions from the Plan are made when a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. However, participants may make withdrawals while still employed anytime after reaching the age of 59-1/2, or if the participant becomes disabled as defined in the Plan. Withdrawals can also be made while still employed due to a “hardship” need. These withdrawals may be made once during any 12-month period and must comply with the Internal Revenue Code Section 401(k) and the applicable regulations. Participants in the Virco Mfg. Corporation Common Stock Fund may request Company common stock, valued at current market value, in lieu of cash.

All shares of Company common stock allocated to participant accounts are voted by Security Trust in accordance with the participant’s instructions. Allocated shares not voted by participants are voted pro rata by Security Trust based on votes actually cast by participants.

The participant is immediately 100% vested in the value of his contributions and is automatically 100% vested in the value of any matching contributions on the participant’s 65th birthday, death, or if he becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant’s vesting in the value of any matching or other Company contributions will be based upon the participant’s years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest

Less than 2	0%
2, but less than 3	20%
3, but less than 4	40%
4, but less than 5	60%
5, but less than 6	80%
6 or more	100%

The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan.

Virco Mfg. Corporation 401(k) Plan
(formerly Employee Stock Ownership Plan)

Notes to Financial Statements(continued)

1. Plan Description (continued)

The Company reserves the right to change or discontinue the Plan at any time. If the Plan is fully or partially terminated within the meaning of applicable federal law, each affected participant will be 100% vested in the value of his account as of the date of the Plan termination.

Subject to the amendment or termination of the Plan, as of the last day of a Plan year, the Company may, in its sole discretion, make a matching contribution to each participant’s account to the extent that the participant has contributed to the Virco Mfg. Common Stock Fund. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company common stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes. The Company elected not to make any contributions during the years ended December 31, 2002 and 2001.

Participants who maintain account balances of $2,000 or more are eligible to borrow up to 50% of their vested account balance. The amount borrowed cannot exceed $50,000 and the terms of the loans are generally for a period of five years. Participant loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participant’s vested interest.

Additional information about the Plan is contained in the “Virco Mfg. Corporation 401(k) Plan Summary Plan Description.” Copies of this document are available from the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual method using accounting principles generally accepted in the United States.

Valuation of Assets

Investments are stated at fair value. The fair value of assets is determined on the basis of the quoted market and redemption values on the last business day of the Plan year.

Virco Mfg. Corporation 401(k) Plan
(formerly Employee Stock Ownership Plan)

Notes to Financial Statements(continued)

2. Summary of Significant Accounting Policies (continued)

Contributions

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, Plan participants.

Earnings Allocation

Net investment income (loss) of each Fund is allocated daily to the individual participant’s accounts based on the ratio of each participant’s balance to the total of all participant balances as of the beginning of the month.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in 2001 have been reclassified to conform to the 2002 presentation.

3. Investments

Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options. All employer contributions are made to the Virco Mfg. Corporation Common Stock Fund until the employee reaches age 55, after which time the Company’s contributions are made in cash and participants can allocate the funds to any of the options.

Virco Mfg. Corporation 401(k) Plan
(formerly Employee Stock Ownership Plan)

Notes to Financial Statements(continued)

3. Investments (continued)

Participants may change investment choices any business day by transferring a percentage from one investment fund to another effective as of the end of any business day. The investments in shares of the Fund are valued at the closing net asset value per share as determined by the appropriate Fund portfolio at year-end.

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2002	2001

Investments at fair value:
Bond Fund of America	$1,416,016	$1,214,847
Cash Management Trust of America Fund	862,187	425,795
Paine Webber Brinson Tactical Allocation Fund	2,754,986	4,658,808
Virco Mfg. Corporation common stock	5,714,744	6,191,860

Investments held by the Plan (including investments bought, sold, as well as held during the period) appreciated (depreciated) as follows:

	Year ended December 31

	2002	2001

Mutual funds	$(1,282,087)	$(514,573)
Common stock	703,764	670,371

Net (depreciation) appreciation for the year	$(578,323)	$155,798

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. The Plan’s concentration of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA. Due to the level of risk associated with certain investment securities and level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Virco Mfg. Corporation 401(k) Plan
(formerly Employee Stock Ownership Plan)

Notes to Financial Statements(continued)

3. Investments (continued)

The unallocated balances at December 31, 2001, and for the year then ended, represent nonparticipant activity and are as follows:

Assets
Virco Mfg. Corporation common stock	$444,231

444,231
Liabilities
Payable to Virco Mfg. Corporation	444,231

Unallocated balance	$–

Additions:
Earnings on investments	$3,495
Net appreciation in fair value	203,533

207,028
Deductions:
Interest	22,527

184,501
Net investment fund transfers	(36,791)

Net increase	147,710
Net assets available for benefits:
Beginning of year	(147,710)

End of year	$–

There were no unallocated balances as of December 31, 2002, and for the year then ended.

4. Transactions With Parties-in-Interest

The Plan purchases Company common stock to fulfill participant contributions to the Virco Mfg. Corporation Common Stock Fund through open market purchases and, from time to time, through parties-in-interest transactions, respectively. The per share purchase price is determined to be the lesser of (a) the closing market price on the day of transaction, or (b) the average closing price for the last 20 days in which 1,000 or more shares were publicly traded, less a 5% discount.

Virco Mfg. Corporation 401(k) Plan
(formerly Employee Stock Ownership Plan)

Notes to Financial Statements(continued)

4. Transactions With Parties-in-Interest (continued)

At December 31, 2001, the Plan owed $444,231 of Virco Mfg. Corporation common stock to the Company for unallocated ESOP shares repurchased by the Company but not yet transferred.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 11, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. Substantially all expenses associated with establishment, operation and administration of the Plan are borne by the Plan sponsor.

Supplemental Schedule

Virco Mfg. Corporation
401 (k) Plan (formerly Employee Stock Ownership Plan)
EIN: 95-1613718 Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Description of	Current
Identity of Issue	Investment	Value
Security Trust Company*	Cash account	$48,784
American Funds Cap World Growth & Income Fund	Mutual fund	153,067
Alliance Growth & Income Fund	Mutual fund	477,594
American Funds Europacific Fund	Mutual fund	131,759
American Funds Growth Fund	Mutual fund	535,245
Bond Fund of America	Mutual fund	1,416,016
Cash Management Trust of America Fund	Mutual fund	862,187
Goldman Sachs Internet Tollkeeper Fund	Mutual fund	77,961
MFS Mid-Cap Growth Fund	Mutual fund	137,220
MFS Strategic Value Fund	Mutual fund	223,998
Oppenheimer Quest Balanced Value Fund	Mutual fund	609,184
PaineWebber Brinson Tactical Allocation Fund	Mutual fund	2,754,986
Virco Mfg. Corporation common stock*	Common stock	5,714,744
Participant Loans*	**	630,053

		$13,772,798

*	Party-in-interest.

**	The participant loans represent loans to 186 plan participants. The loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participants’ vested interests. The prime rate ranged from 5.25% to 5.75% in the current year.